SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 28 Feburary, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 04 February 2013
Exhibit 1.2	Director/PDMR shareholding dated 06 February 2013
Exhibit 1.3	Transaction in Own Shares dated 07 February 2013
Exhibit 1.4	Director/PDMR shareholding dated 08 February 2013
Exhibit 1.5	Transaction in Own Shares dated 08 February 2013
Exhibit 1.6	Director/PDMR shareholding dated 08 February 2013
Exhibit 1.7	Director/PDMR shareholding dated 08 February 2013
Exhibit 1.8	Director/PDMR shareholding dated 11 February 2013
Exhibit 1.9	Transaction in Own Shares dated 11 February 2013
Exhibit 1.10	Director/PDMR shareholding dated 12 February 2013
Exhibit 1.11	Director/PDMR shareholding dated 12 February 2013
Exhibit 1.12	Director/PDMR shareholding dated 12 February 2013
Exhibit 1.13	Transaction in Own Shares dated 12 February 2013
Exhibit 1.14	Director/PDMR shareholding dated 13 February 2013
Exhibit 1.15	Director/PDMR shareholding dated 13 February 2013
Exhibit 1.16	Director/PDMR shareholding dated 14 February 2013
Exhibit 1.17	Transaction in Own Shares dated 14 February 2013
Exhibit 1.18	Director/PDMR shareholding dated 15 February 2013
Exhibit 1.19	Transaction in Own Shares dated 18 February 2013
Exhibit 1.20	Transaction in Own Shares dated 21 February 2013
Exhibit 1.21	Transaction in Own Shares dated 25 February 2013
Exhibit 1.22	Transaction in Own Shares dated 28 February 2013
Exhibit 1.23	Total voting rights and share capital dated 28 February 2013

Exhibit 1.1

BP plc- Transaction in Own Shares
BP plc- 04 February 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 4 February 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                   4 February 2013
Number of ordinary shares transferred:           11,243
Highest transfer price per share:                       £4.55
Lowest transfer price per share:                        £4.20

Following the above transfer, BP p.l.c. holds 1,812,602,574 ordinary shares in treasury, and has 19,158,148,545 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP plc- Director/PDMR shareholding
BP plc- 06 February 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 5 February 2013 by Mr B Looney, a person discharging managerial responsibility in BP p.l.c., that on 5 February 2013 he sold 49,613 BP ordinary shares (ISIN number GB0007980591) at £4.696819 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP plc-  Transaction in own shares
BP plc-  07 February 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 7 February 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                  7 February 2013
Number of ordinary shares transferred:          4,749
Highest transfer price per share:                      £4.55
Lowest transfer price per share:                       £4.20

Following the above transfer, BP p.l.c. holds 1,812,597,825 ordinary shares in treasury, and has 19,159,098,564 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.4

BP plc-  Director/PDMR shareholding
BP plc-  08 February 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 7 February 2013 by Mr H Schuster, a person discharging managerial responsibility in BP p.l.c., that on 7 February 2013 he exercised an option to acquire 10,587 BP ordinary shares (ISIN number GB0007980591), pursuant to the BP Share Option Plan at £3.88 per share, this option had an expiration date of 16 February 2013. Mr H Schuster subsequently disposed of the 10,587 BP ordinary shares acquired on 7 February 2013 at a price of £4.63 per share.

BP p.l.c. was also notified on 7 February 2013 by Mr P Anderson, a Director of BP p.l.c., that he purchased 4,000 BP ADSs (ISIN number US0556221044) on 7 February 2013 at $43.669 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.5

BP plc-  Transaction in own shares
BP plc- 08 February 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 7 February 2013 it transferred to participants in its employee share schemes 145,489 ordinary shares at a price of 456.8 pence per share. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,812,452,336 ordinary shares in treasury, and has 19,159,244,053 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.6

BP plc- Director/PDMR shareholding
BP plc- 08 February 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

The Company's Remuneration Committee approved vesting of the restricted share award under the Executive Directors Incentive Plan (EDIP) for the period 2008-2013 for Mr I C Conn, a Director of BP p.l.c.

BP p.l.c. was informed on 8 February 2013, by Computershare Plan Managers, that 133,452 share units previously granted to Mr I C Conn and 12,037 units representing notional dividends vested on 7 February 2013. Of the 145,489 Ordinary Shares released (ISIN number GB0007980591), 75,655 shares were sold for tax purposes and 152 shares were sold to cover costs and commission at a price of £4.5755 per share, with the remaining 69,682 shares being retained by Mr I C Conn.

This notice is given in fulfillment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.7

BP plc- Director/PDMR shareholding
BP plc- 08 February 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 6 February 2013 by Mr A Hopwood, a person discharging managerial responsibility in BP p.l.c., that on 5 February 2013 he gave an instruction to Fidelity Stock Plan Services LLC to sell 19,000 ADSs (ISIN number US0556221044). Fidelity sold these 19,000 ADSs as follows: 7,359 ADSs at $44.100 per ADS; 900 ADSs at $44.110 per ADS; 500 ADSs at $44.115 per ADS; 9,741 ADSs at $44.130 per ADS; 300 ADSs at $44.132 per ADS; and 200 ADSs at $44.135 per ADS.

BP p.l.c. was notified on 6 February 2013 by Mr R W Dudley, a Director of BP p.l.c., that on 6 February 2013 he gave an instruction to Fidelity Stock Plan Services LLC to exercise an option of 17,835 ADSs (ISIN number US0556221044) pursuant to the BP Share Option Plan at $38.100 per ADS. He subsequently gave an instruction to sell the 17,835 ADSs. Fidelity sold these 17,835 ADSs as follows: 7,349 ADSs at $43.600 per ADS; 351 ADSs at $43.601 per ADS; 300 ADSs at $43.602 per ADS; 3,135 ADSs at $43.610 per ADS; 200 ADSs at $43.612 per ADS; 200 ADSs at $43.615 per ADS; 1,600 ADSs at $43.620 per ADS; 900 ADSs at $43.630 per ADS; 406 ADSs at $43.631 per ADS; 100 ADSs at $43.632 per ADS; 1,600 ADSs at $43.640 per ADS; 200 ADSs at $43.641 per ADS; 300 ADSs at $43.642 and 1,194 ADSs at $43.650 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.8

BP plc- Director/PDMR shareholding
BP plc- 11 February 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 11 February 2013 by Computershare Plan Managers that on 11 February 2013 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.556 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn 68 shares
Dr B. Gilvary 68 shares
Other Persons Discharging Managerial Responsibilities

Mr R. Bondy 70 shares
Mr B. Looney 70 shares
Mr D. Sanyal 68 shares
This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.9

BP plc- Transaction in Own Shares
BP plc- 11 February 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 11 February 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                    11 February 2013
Number of ordinary shares transferred:            31,513
Highest transfer price per share:                        £4.55
Lowest transfer price per share:                         £3.16

Following the above transfer, BP p.l.c. holds 1,812,420,823 ordinary shares in treasury, and has 19,160,003,276 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.10

BP plc- Director/PDMR Shareholding
BP plc- 12 February 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 11 February 2013 by Dr M Daly, a person discharging managerial responsibility in BP p.l.c., that on 8 February 2013 he exercised an option to acquire 4,000 BP ordinary shares (ISIN number GB0007980591), pursuant to the BP Share Option Plan at £3.88 per share, this option had an expiration date of 16 February 2013. Dr M Daly subsequently disposed of the 4,000 BP ordinary shares acquired on 8 February 2013 at a price of £4.5371 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.11

BP plc- Director/PDMR Shareholding
BP plc- 12 February 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons
The Company announces that on 11 February 2013, the following conditional share awards (the "Awards") were made to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan"):

DIRECTOR                          NUMBER OF ORDINARY SHARES OR
                             ADSs UNDER THE CONDITIONAL AWARDS

A. Performance Share Award

Mr R W Dudley                             232,172 ADSs
Mr I C Conn                                   699,535 ordinary shares
Dr B Gilvary                                   641,860 ordinary shares
Dr B E Grote                          143,202 ADSs

B. Deferred Matching Award (including matched shares)

Mr R W Dudley
compulsory award                       38,230 ADSs

voluntary award                        38,230 ADSs

Mr I C Conn
compulsory award                          161,296 ordinary shares

voluntary award                              161,296 ordinary shares

Dr B Gilvary
compulsory award                           157,630 ordinary shares

voluntary award                                        157,630 ordinary shares

Dr B E Grote
compulsory award                           32,426 ADSs

voluntary award                               32,426 ADSs

The Performance Share Award
These shares pertain to the 2013-2015 performance period. The number of ordinary shares/ADSs set out above is the maximum number which may vest under the Award. The actual number of ordinary shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2015. These performance conditions are consistent with the rules of the Plan, a summary of which will be set out in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2012. Each Director will be entitled to additional ordinary shares/ADSs representing the value of reinvested dividends on those ordinary shares/ADSs which vest.

The Deferred Matching Award
This is a conditional award consisting of one-third of a director's annual bonus which is required to be deferred into ordinary shares/ADSs (the "Compulsory Award") and any further portion of the director's annual bonus up to an additional one-third which the director may choose to defer into ordinary shares/ADSs (the "Voluntary Award"). Both the Compulsory Award and Voluntary Award are matched on a one-for-one basis (with the matched shares included in the Deferred Matching Awards referred to above) and will vest depending on the Remuneration Committee's assessment of the Company's safety and environmental sustainability over a three-year period, commencing on 1 January 2013 and ending on 31 December 2015. These performance conditions are consistent with the rules of the Plan, a summary of which will be set out in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2012. Each Director will be entitled to additional ordinary shares/ADSs representing the value of reinvested dividends on those ordinary shares/ADSs which vest.

Exhibit 1.12

BP plc- Director/PDMR Shareholding
BP plc- 12 February 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. has been notified by the following senior executives whose names are listed below (all persons discharging managerial responsibility in BP p.l.c.) that they have elected to participate in the BP Annual Cash Bonus Deferral Plan.  The company announces that on 6 March 2013, in accordance with the plan, the senior executives will acquire either the number of BP Ordinary Shares (ISIN number GB0007980591) at £4.658 per share or the number of ADSs (ISIN number US0556221044) at $43.99 per share shown against their respective names.  They will also be granted the number of Restricted Share Units shown against their respective names.  The Ordinary Shares, the ADSs and the Restricted Share Units are all subject to a three-year retention period.  The Restricted Share Units will vest on 15 January 2016.

Name of PDMR	Date of election	Number of Ordinary Shares	Number of Restricted Share Units
Mr R Bondy	08 February 2013	22,393	46,653
Dr M Daly	08 February 2013	13,758	28,663
Mr B Looney	08 February 2013	16,454	34,280
Mr D Sanyal	07 February 2013	13,104	27,301
Mr H Schuster	07 February 2013	13,379	26,758

Name of PDMR	Date of election	Number of ADSs	Number of Restricted Share Units
Mr R Fryar	09 February 2013	3,437	5,487

The plan participants will be entitled to any dividends paid on the Ordinary Shares or ADSs.  In addition, they will be entitled to additional Ordinary Shares or ADSs representing the value of reinvested dividends on those Restricted Share Units which vest.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.13

BP plc- Transaction in own shares
BP plc- 12 February 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 11 February 2013 it transferred to participants in its employee share schemes 14,587 ordinary shares at a price of 454.75 pence per share. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,812,406,236 ordinary shares in treasury, and has 19,160,017,863 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.14

BP plc- Director/PDMR Shareholding
BP plc- 13 February 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c. was notified on 13 February 2013 by Mr R Fryar, a person discharging managerial responsibility in BP p.l.c., that on 12 February 2013 he gave an instruction to Fidelity Stock Plan Services LLC to sell 29,822 ADSs (ISIN number US0556221044). Fidelity sold these 29,822 ADSs as follows: 18,743 ADSs at $43.210 per ADS; 9,979 ADSs at $43.220 per ADS; 400 ADSs at $43.222 per ADS; 500 ADSs at $43.225 per ADS; and 200 ADSs at $43.230 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.15

BP plc- Director/PDMR Shareholding
BP plc- 13 February 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. has been notified by Mr H L McKay (a person discharging managerial responsibility in BP p.l.c.) that on 12 February 2013 he elected to participate in the BP Annual Cash Bonus Deferral Plan. The company announces that on 6 March 2013, in accordance with the plan, he will acquire 4,429 ADSs (ISIN number US0556221044) at $43.99 per share shown against his name. He will also be granted 7,070 Restricted Share Units. The ADSs and the Restricted Share Units are all subject to a three-year retention period. The Restricted Share Units will vest on 15 January 2016.

Mr McKay will be entitled to any dividends paid on the ADSs. In addition, he will be entitled to additional ADSs representing the value of reinvested dividends on those Restricted Share Units which vest.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.16

BP plc- Director/PDMR Shareholding
BP plc- 14 February 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

The Director shareholding announcement released on 11 February 2013 under RNS 7022X showed an incorrect number of shares sold. Dr. Daly disposed of 3,528 BP ordinary shares and retained 472 BP ordinary shares. The corrected announcement is shown below.

BP p.l.c. was notified on 11 February 2013 by Dr. M Daly, a person discharging managerial responsibility in BP p.l.c., that on 8 February 2013 he exercised an option to acquire 4,000 BP ordinary shares (ISIN number GB0007980591), pursuant to the BP Share Option Plan at £3.88 per share, this option had an expiration date of 16 February 2013. Dr. M Daly subsequently disposed of 3,528 BP ordinary shares acquired on 8 February 2013 at a price of £4.5371 per share and 472 BP ordinary shares were retained.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.17

BP plc- Transaction in own shares
BP plc- 14 February 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 14 February 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                    14 February 2013
Number of ordinary shares transferred:            652,432
Transfer price per share:                                     £4.556

Following the above transfer, BP p.l.c. holds 1,811,753,804 ordinary shares in treasury, and has 19,162,104,865 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

BP p.l.c. announces that on 14 February 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                    14 February 2013
Number of ordinary shares transferred:            19,582
Highest transfer price per share:                        £4.55
Lowest transfer price per share:                         £4.20

Following the above transfer, BP p.l.c. holds 1,811,734,222 ordinary shares in treasury, and has 19,162,124,447 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.18

BP plc- Director/PDMR Shareholding
BP plc- 15 February 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c. was notified on 14 February 2013 by Mr I C Conn, a director of BP p.l.c., that on 13 February 2013 he acquired 605 BP Ordinary shares (ISIN number GB0007980591) at £4.20 per share, through the exercise of options to purchase shares granted under the Sharesave UK plan. Mr I C Conn then transferred by way of gift on 13 February 2013 the 605 BP Ordinary shares to Mrs. Caroline Shorten Conn, a connected person.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.19

BP plc- Transaction in own shares
BP plc- 18 February 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 18 February 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                    18 February 2013
Number of ordinary shares transferred:            32,633
Highest transfer price per share:                        £4.55
Lowest transfer price per share:                         £3.16

Following the above transfer, BP p.l.c. holds 1,811,701,589 ordinary shares in treasury, and has 19,163,587,384 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.20

BP plc- Transaction in own shares
BP plc- 21 February 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 21 February 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                    21 February 2013
Number of ordinary shares transferred:            3,456
Transfer price per share:                                     £4.20

Following the above transfer, BP p.l.c. holds 1,811,698,133 ordinary shares in treasury, and has 19,165,221,550 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.21

BP plc- Transaction in own shares
BP plc- 25 February 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 25 February 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                    25 February 2013
Number of ordinary shares transferred:            10,706
Highest transfer price per share:                        £4.55
Lowest transfer price per share:                         £3.16

Following the above transfer, BP p.l.c. holds 1,811,687,427 ordinary shares in treasury, and has 19,165,232,256 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.22

BP plc- Transaction in own shares
BP plc- 28 February 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 28 February 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                    28 February 2013
Number of ordinary shares transferred:            9,331
Transfer price per share:                                      £4.20

Following the above transfer, BP p.l.c. holds 1,811,678,096 ordinary shares in treasury, and has 19,165,241,587 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.23

BP plc- Total voting rights and share capital
BP plc- 28 February 2013

BP p.l.c.
Total voting rights and share capital

As at 28 February 2013, the issued share capital of BP p.l.c. comprised 19,165,241,587 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,811,678,096. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,170,324,087. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 March 2013
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary